Exhibit 28.1
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                                                FOR IMMEDIATE RELEASE
                                                JANUARY 18, 2000
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT: DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                         ANNOUNCES RECORD 1999 EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced Record 1999 earnings for the year ended December 31, 1999 of $2.6 million compared to $2.4 million for the same period 1998. All earnings per common share are reported under FASB's 128 basic and diluted earnings per common share basis. All share and per share information has been restated to reflect the 10% stock dividend paid in November 1999. For the year ended December 31, 1999, basic and diluted earnings per common share were $1.59 and $1.54 respectively compared to $1.36 and $1.29 for the same period 1998. This represents a 16.9% increase in 1999 basic earnings per common share over 1998.

Northeast Indiana Bancorp's fourth quarter income was $647, 000 or basic and diluted earnings per common share of $0.41 and $0.41 respectively compared to $673,000 or $0.41 and $0.40 respectively for the fourth quarter 1998. The lower quarterly net income is mainly the result of additional provision for loan loss during the quarter. The additional provision was due to identified potential losses on commercial loans during the quarter and commercial loan growth as a percentage of our net loans.

Results for December 31, 1999 year ended showed net interest income at $7.9 million compared to $7.1 million for December 31, 1998 year to date, an 11.3% increase. Net interest margin of 3.50% is based on net interest income divided by average earning assets net of reserves. The net interest margin for December 31, 1999 year ended of 3.50% has decreased compared to the same period 1998 of 3.57%. This decrease is a result of tighter net interest rate spreads and leveraging capital.

Deposits increased from $123.3 million at December 31, 1998 to $143.2 million at December 31, 1999 a 16.1% increase. This increase is due to the jumbo time deposits inflow that occurred in fourth quarter 1999.




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Total  assets at December  31, 1999 of $254.7  million  compared to December 31,
1998 assets of $212.4 million reflects a 19.9% increase. Asset growth at December 31, 1999 compared to December 31, 1998 was partially due to a $22.5 million increase in net loans receivable.

The securities available for sale increased $19.5 million as a result of growth in the bank's funding sources including deposits, advances and securities sold with repurchase agreements.

Shareholder equity at December 31, 1999 was $25.7 million compared to $25.0 million at December 31, 1998.

The buybacks of Treasury stock during the period and dividends paid reduced the increase in shareholder's equity that net income for the year generated. These reductions help leverage the Company's remaining equity and tend to improve return on shareholder's equity.

The book value of NEIB's stock is $14.63 per share as of December 31, 1999 and the last reported trade of the stock in December was at $12.375 per share.

The board of directors of First Federal Savings Bank approved at the June board meeting as previously reported a new stock repurchase program which allows management to purchase from time to time up to 10% of the outstanding shares over the next twelve months or up to 180,165 shares. The company has purchased 43,100 shares to date under this new program leaving approximately 137,000 shares to be repurchased.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates. Loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".